Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination

On July 17, 2026, MKDWELL Tech Inc. (“MKDW” or the “Company”), a British Virgin Islands company listed on the Nasdaq Capital Market (Nasdaq: MKDW), entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong company engaged in cross-border e-commerce with AI-CRM functions.

The aggregate consideration is US$240,000,000, to be satisfied entirely by the issuance of 30,000,000 new Ordinary Shares of MKDW at an issue price of US$8.00 per share (the “Consideration Shares”).

The following unaudited pro forma condensed combined financial information presents the combination of MKDW and Landvision, giving effect to the acquisition as if it had occurred on December 31, 2025 for balance sheet purposes and on January 1, 2025 for statement of operations purposes.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on:

●	The historical consolidated balance sheet of MKDW as of December 31, 2025, extracted from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 29, 2026.
●	The historical statement of financial position of Landvision Technology Limited as of December 31, 2025, extracted from its audited financial statements for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”).
●	The historical consolidated statement of operations of MKDW for the year ended December 31, 2025.
●	The historical statement of profit or loss and other comprehensive income of Landvision for the year ended December 31, 2025.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. Consideration transferred is measured at fair value on the acquisition date in accordance with ASC 805-30-30-7.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

Critical Risk Disclosure

This pro forma information excludes purchase price allocation fair value step-ups and corresponding amortization, depreciation and deferred tax liabilities pending third-party valuation completion. Actual consolidated financial results post-acquisition will reflect incremental non-cash amortization expenses, which will materially increase consolidated net loss and loss per share. The Group’s consolidated cash position following the transaction is minimal, creating near-term liquidity risk. The preliminary goodwill balance constitutes substantially all consolidated assets and is subject to annual impairment testing with material potential downward adjustment risk.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of December 31, 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)
ASSETS
Current assets:
Cash and cash equivalents	24,084	230,639	-	-	(200,000)	54,723
Restricted cash	24,804	-	-	-	-	24,804
Notes receivables	1,443	-	-	-	-	1,443
Accounts receivable, net	819,458	92,409	-	-	-	911,867
Amounts due from related parties, net	947,487	-	-	-	-	947,487
Inventories, net	250,885	51,243	-	-	-	302,128
Prepaid expenses and other current assets, net	87,343	89,607	-	-	-	176,950
Restricted Time deposit, net	10,493,772	-	-	-	-	10,493,772
Total current assets	12,649,276	463,898	-	-	(200,000)	12,913,174

Non-current assets:
Intangible asset, net	487,693	-	-	-	-	487,693
Property, plant and equipment, net	4,507,236	2,299,417	-	-	-	6,806,653
Real estate properties for lease, net	435,876	-	-	-	-	435,876
Operating lease right-of-use assets, net	279,627	-	-	-	-	279,627
Other non-current assets	38,594	-	-	-	-	38,594
Goodwill (preliminary — see Note 5)	-	-	-	239,659,113	-	239,659,113
Total non-current assets	5,749,026	2,299,417	-	239,659,113	-	247,707,556
TOTAL ASSETS	18,398,302	2,763,315	-	239,659,113	(200,000)	260,620,730

LIABILITIES
Current liabilities:
Short-term bank borrowings	2,692,654	-	-	-	-	2,692,654
Accrued expenses and other current liabilities	3,986,268	1,328,661	-	-	-	5,314,929
Accounts payable	812,300	126,842	-	-	-	939,142
Amounts due to related parties, current	2,067,178	925,152	-	-	-	2,992,330
Long-term bank borrowings-current portion	56,381	-	-	-	-	56,381
Convertible Note	604,664	-	-	-	-	604,664
Operating lease liabilities- current	50,084	-	-	-	-	50,084
Deferred revenue- current	7,603	-	-	-	-	7,603
Tax payables	-	41,773	-	-	-	41,773
Total Current Liabilities	10,277,132	2,422,428	-	-	-	12,699,560

Non-current liabilities:
Long-term bank borrowings	2,938,338	-	-	-	-	2,938,338
Other non-current liabilities	11,654	-	-	-	-	11,654
Deferred revenue	53,230	-	-	-	-	53,230
Operating lease liabilities- non current	229,543	-	-	-	-	229,543
Deferred tax liabilities(PPA related—— TBD pending valuation, see Note 5)	-	-	-	-	-	-
Total Non-Current Liabilities	3,232,765	-	-	-	-	3,232,765

TOTAL LIABILITIES	13,509,897	2,422,428	-	-	-	15,932,325

Equity (deficit)
Ordinary shares (no par value, unlimited shares authorized as of December 31, 2024 and 2025, respectively; 619,611 and 4,701,331 ordinary shares issued as of December 31, 2024 and 2025, respectively; 559,611 and 4,641,331 number of ordinary shares outstanding as of December 31, 2024 and 2025, respectively)*	14,104	1,282	-	88,718	-	104,104
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of December 31, 2025)*	823	-	-	-	-	823
Additional paid in capital	21,915,865	-	-	239,910,000	-	261,825,865
Accumulated deficit	(16,303,616)	339,605	-	(339,605)	(200,000)	(16,503,616)
Accumulated other comprehensive income	153,890	-	-	-	-	153,890
MKDWELL Tech Inc. shareholders’ (deficit)/ equity	5,781,066	340,887	-	239,659,113	(200,000)	245,581,066
Non-controlling interests	(892,661)	-	-	-	-	(892,661)
Total (deficit)/ equity	4,888,405	340,887	-	239,659,113	(200,000)	244,688,405
TOTAL LIABILITIES AND EQUITY (DEFICIT)	18,398,302	2,763,315	-	239,659,113	(200,000)	260,620,730

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)

Revenues	3,030,680	195,118,742	-	-	-	198,149,422
Cost of revenues	(2,842,249)	(181,226,288)	-	-	-	(184,068,537)
Gross Profit	188,431	13,892,454	-	-	-	14,080,885

Operating expenses:
Selling expenses	(265,803)	-	-	-	-	(265,803)
General and administrative expenses	(1,592,259)	(12,574,678)	-	-	(200,000)	(14,366,937)
Research and development expenses	(998,671)	-	-	-	-	(998,671)
Total Operating Expenses	(2,856,733)	(12,574,678)	-	-	(200,000)	(15,631,411)

Income (Loss) from Operations	(2,668,302)	1,317,776	-	-	(200,000)	(1,550,526)

Other loss:
Interest expense, net	(548,514)	-	-	-	-	(548,514)
Other income, net	65,317	-	-	-	-	65,317
Total Other Income (Expense)	(483,197)	-	-	-	-	(483,197)

(Loss) income before income tax expense	(3,151,499)	1,317,776	-	-	(200,000)	(2,033,723)
Income tax expense	-	(41,773)	-	-	-	(41,773)
Net Income (Loss)	(3,151,499)	1,276,003	-	-	(200,000)	(2,075,496)
Net loss attributable to non-controlling interest	(578,906)	-	-	-	-	(578,906)
Net loss attributable to ordinary shareholders	(2,572,593)	1,276,003	-	-	(200,000)	(1,496,590)
				-
Pro forma loss per ordinary share — basic and diluted						(0.04)
Pro forma weighted-average ordinary shares outstanding — basic and diluted						33,869,429

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In U.S. dollars, except for share and per share data, or otherwise noted)

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information presents the combination of MKDWELL Tech Inc. (“MKDW” or the “Company”), a US GAAP reporting foreign private issuer listed on Nasdaq, and Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong-incorporated company reporting under International Financial Reporting Standards (“IFRS”), through the acquisition of 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the acquisition as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the acquisition as if it had occurred on January 1, 2025.

The pro forma information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. The determination was based on the controlling voting interest of MKDW’s existing shareholders in the combined entity, after giving effect to the super-voting rights of the Company’s preference shares and voting agreements with certain Landvision shareholders (see Note 7). The consideration transferred is measured at fair value in accordance with ASC 805-30-30-7.

Note 2 — IFRS to US GAAP Conversion Adjustments

Landvision’s historical financial statements are prepared in accordance with IFRS. Based on the Company’s preliminary review of Landvision’s significant accounting policies, no material quantitative differences between IFRS and US GAAP were identified for revenue recognition (IFRS 15 / ASC 606), property, plant and equipment (cost model), research and development (expensed as incurred), leases (short-term/low-value recognition exemptions), financial instruments, and income taxes. Accordingly, no IFRS to US GAAP conversion adjustments are reflected.

Supplementary Policy Comparison Disclosure

The Company has completed a high-level cross-check of key accounting policies set forth below; full detailed policy comparison working papers will be finalized prior to SEC filing:

●	Revenue recognition: Both frameworks recognize performance obligations consistently for cross-border e-commerce goods sales and AI-CRM subscription services; no material difference in variable consideration, return provisions or incremental contract costs.
●	Leases: Both apply short-term and low-value asset recognition exemptions with consistent threshold criteria.
●	Financial instruments: IFRS 9 ECL and ASC 326 CECL impairment models are preliminarily assessed to generate immaterial measurement variance for trade receivables within the historical reporting period.
●	Income taxes: Both apply balance sheet liability method; temporary difference recognition criteria are aligned for routine operating items.

This assessment is preliminary and subject to change upon completion of a detailed accounting policy comparison.

Note 3 — Transaction Accounting Adjustments——Balance Sheet

The following adjustments have been reflected in the “Transaction Accounting Adjustments” column:

(a)	Consideration Shares

Reflects the issuance of 30,000,000 Ordinary Shares of MKDW (no par value) as consideration for the acquisition of 100% of Landvision Inc. (the “Target”). Recorded as:

●	Ordinary shares (stated capital): US$90,000 (at US$0.003 per share, consistent with MKDW’s existing policy)
●	Additional paid-in capital: US$239,910,000

(b)	Goodwill (preliminary — see Note 5)

Recorded as the excess of consideration transferred over the fair value of net identifiable assets acquired. Pending completion of the Purchase Price Allocation (PPA), goodwill is preliminarily calculated as:

Component	Amount
Consideration transferred (at acquisition date fair value)	US$	240,000,000
Less: Landvision identifiable net assets at book value		(340,887)
Less: Preliminary fair value adjustments (see Note 5)		TBD(P)
Preliminary goodwill	US$	239,659,113

Goodwill (preliminary — see Note 5) is subject to material revision upon completion of the PPA.

(c)	Deferred Tax Liability

Any fair value step-up on identifiable intangible assets and PP&E will generate a deferred tax liability at the Hong Kong profits tax rate of 16.5% (ASC 805-740). To be determined upon completion of the valuation.

(d)	Transaction Cost

Estimated direct and incremental transaction costs of US$200,000 (legal and advisory fees) reflected as a reduction of cash and charged to retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet. The corresponding income statement effect is reflected as incremental general and administrative expenses in the unaudited pro forma condensed combined statement of operations (see Note 4). Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring and directly attributable to the acquisition.

Note 4 — Transaction Accounting Adjustments (Statement of Operations)

(a)	Incremental Amortization and Depreciation

Any incremental amortization of identifiable intangible assets and any incremental depreciation on PP&E fair value step-up are entirely dependent on the PPA valuation. No pro forma effect is included until the valuation is complete.

(b)	Transaction Costs

Estimated direct and incremental transaction costs of US$200,000 are reflected in the “Other Adjustments” column as incremental general and administrative expenses. Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring.

(c)	Deferred Tax Effect

Deferred tax expense/benefit related to PPA adjustments will be recorded upon completion of the valuation.

Note 5 — Purchase Price Allocation — Preliminary and Pending Completion

The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary and has not been finalized. The Company has not yet completed the necessary valuation work to determine the fair values of the identifiable intangible assets and property, plant and equipment acquired. Accordingly, no purchase price allocation adjustments have been reflected in the unaudited pro forma condensed combined financial statements for fair value step-ups or the corresponding deferred tax effects.

Identifiable Asset	Description	Expected Fair Value Range	Estimated Useful Life
Developed technology	AI-CRM platform	Pending valuation	5-7 years
Customer relationships	Active customer base supporting ~US$195M revenue	Pending valuation	8-12 years
Trade name	“Landvision Technology Limited”	Pending valuation	1-3 years
Non-compete agreements	From key vendors	Pending valuation	3-5 years
PP&E	Servers, computers, and equipment	Pending appraisal	3-10 years

The preliminary goodwill of US$239,659,113 was calculated as the excess of the consideration transferred of US$240,000,000 over the identifiable net assets acquired at their preliminary carrying amounts of US$340,887. The final amount of goodwill will be determined after the Company completes the purchase price allocation, which will be based on an independent valuation. The Company expects to complete the purchase price allocation within the measurement period, not to exceed one year from the acquisition date, in accordance with ASC 805-10-25-13.

Upon completion of the purchase price allocation, the preliminary goodwill will be adjusted (reduced) by the amount of any fair value step-up allocated to identifiable intangible assets and PP&E, net of the associated deferred tax liability. Correspondingly, the pro forma statement of operations would include incremental amortization and depreciation expense related to these fair value adjustments, and the pro forma net loss would increase. These adjustments are not reflected in the accompanying pro forma financial statements because the valuations have not been completed.

Component	Amount
Consideration transferred	US$	240,000,000
Less: Landvision identifiable net assets at book value		(340,887)
Less: Fair value adjustments on assets acquired (preliminary)		TBD(P)
Add: Deferred tax liability on FV adjustments (preliminary)		TBD(P)
Preliminary goodwill	US$	239,659,113 (subject to revision)

Note 6 — Pro Forma Loss Per Share

Component	Amount
Pro forma net loss attributable to ordinary shareholders	US$	(1,496,590)
MKDW weighted-average ordinary shares outstanding (pre-acquisition)		3,869,429
Consideration Shares issued to Vendors		30,000,000
Pro forma weighted-average shares — basic and diluted		33,869,429
Pro forma loss per share — basic and diluted	US$	(0.04)

PPA amortization, when finalized, may further reduce pro forma EPS. Anti-dilutive securities are excluded.

Note 7 — Lock-Up Arrangements

The Consideration Shares issued to Restricted Vendors (20 out of 23 sellers, representing approximately 86.7% of the Consideration Shares) are subject to staged lock-up restrictions: 20% released at 6 months, 20% at 12 months, 20% at 18 months, and the remaining 40% at 24 months post-Completion, per SPA Clause 7.2. The lock-up is a contractual restriction on the selling shareholders and does not affect the shares’ classification as outstanding for EPS and equity purposes, as the shares are legally issued and carry full voting and dividend rights from the date of issuance.

MKDW has committed to file a Registration Statement on Form F-1 with the SEC within three months of Completion (SPA Clause 8.1). The Free Vendors (3 out of 23, representing approximately 4,000,000 Consideration Shares) are not subject to lock-up restrictions.

In addition, certain Landvision shareholders entered into voting agreements with the controlling shareholder of MKDW, pursuant to which the voting rights attached to a portion of the Consideration Shares held by such Landvision shareholders will be exercised in accordance with the instructions of the controlling shareholder. These voting agreements, together with the super-voting rights attached to the Company’s preference shares held by the controlling shareholder, result in the controlling shareholder retaining more than 50% of the total voting power of the combined entity.

Note 8 — Purchase Price Allocation — Preliminary (Continued)

The purchase price allocation described in Note 5 is preliminary and subject to revision. The pro forma financial statements do not reflect any final allocation adjustments, including fair value step-ups or incremental amortization/depreciation, as the valuations have not yet been completed. See Note 5 for a detailed description of the preliminary purchase price allocation and the categories of identifiable intangible assets expected to be valued.